

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 2, 2006

Via U.S. Mail and facsimile at (973) 597-2425

Robert G. Minion, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068

Re: Delcath Systems, Inc.
PREN14A filed May 26, 2006
Additional soliciting materials filed May 25, 2006
By Robert Laddcap Value Partners LP
File No. 5-60851

Dear Mr. Minion:

We have reviewed your filings and have the following comments.

PREN14A

1.   You filed this preliminary proxy under the Edgar tag "PREN14A." Please note
that you should have filed it under the header tag "PREC14A." Please use this
header tag when filing you next amendment.

2.   You identify several participants in the solicitation. See Instruction 3(a)(ii) and
(iii) to Item 4 of Schedule 14A. Advise us, with a view toward revised disclosure,
why these persons have not been identified as participants on the cover of
Schedule 14A.

Reasons for the Solicitation, page 3

3.   Please characterize each statement or assertion of opinion or belief as such, and
ensure that a reasonable basis for each such opinion or belief exists. Support for
each statement or assertion of opinion or belief must be self-evident, disclosed in
the proxy materials, or provided to the staff on a supplemental basis. For example,
Provide support for your statement on page 3 that Delcath and Mr. Koly have
refused to engage in "a meaningful dialogue."

Voting and Revocation of Proxies, page 3

4.   We note that you are "soliciting Delcath's stockholders." Please explain to the

staff whether you plan to furnish your proxy statement to each person solicited consistent with your obligation pursuant to Rule 14a-3(a).

Participants in the Solicitation, page 5

5.   We note your reference to persons who "may be deemed to be a participant." It appears inappropriate to indicate that such persons "may" be deemed to be participants. Please revise

6.   In addition, it appears you only provide participant information for Laddcap. Please revise to include all required participant information in accordance with Items 4(b) and 5(b) of Schedule 14A

DFAN14A filed May 25, 2006

7.   Avoid issuing statements in that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. For example, please explain the basis of your belief that Delcath "may be funding what ostensibly appears to be a personal lawsuit by M. Loly" and that "this litigation is an example of the board's lack of effective independent oversight of Delcath."

8.   Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants' "direct or indirect interests." Laddcapp has inappropriately interpreted this rule to provide filers with the option of directing security holders to a document not filed under the cover of Schedule 14A. Please either separately file the participant information under cover of Schedule 14A immediately or confirm to us that the next preliminary communication will be accompanied by such participant information. See Rule 14a-12(a)(1)(i).

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person, as appropriate, acknowledging that:

▪ the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions